UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

TO

ANNUAL REPORT

OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

AMOUNTS AS TO
	WHICH	NAMES OF
	REGISTRATION	EXCHANGES ON
TITLE OF ISSUE	IS EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Avi Braf

Chief Fiscal Officer for the Western Hemisphere

For the Western Hemisphere

Ministry of Finance

of the State of Israel

800 Second Avenue

17th Floor
New York, New York 10017

Copies to:

STEVEN G. TEPPER, ESQ.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

*     The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 2 is to file with the Securities and Exchange Commission certain exhibits to Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as amended.

EXHIBIT INDEX

Exhibit Number

A:        None.

B:        None.

C:       (P) Copy of the State Budget Proposal for Fiscal Years 2015-2016 (in Hebrew).*

D:       Current Description of the State of Israel.**

D-1:    Recent Developments in the State as of January 7, 2016.**

D-2:    Recent Developments in the State as of March 9, 2016.

E:        Form of Fiscal Agency Agreement, dated as of March 13, 2000, between the Registrant and Citibank, N.A. as Fiscal Agent.***

F:        Form of Amendment No. 1, dated as of February 24, 2004, to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.***

G:       Form of Amendment No. 2, dated as of January 5, 2016, to the Fiscal Agency Agreement, as amended by Amendment No. 1 to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.**

H:       Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel dated March 16, 2016.

I:         Opinion of Arnold & Porter LLP dated March 16, 2016.

J:         Underwriting Agreement dated March 9, 2016 by and among the State of Israel, Barclays Capital Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co.

* Previously filed by paper filing under cover of Form SE, pursuant to Rules 306(c) and 311 of Regulation S-T.

** Previously filed.

*** Previously filed in connection with Registration Statement No. 333-184134.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on the 16th day of March, 2016.

STATE OF ISRAEL

By:	/s/ Yali Rothenberg
Yali Rothenberg
Senior Deputy Accountant General
Ministry of Finance

By:	/s/ Gil Cohen
Gil Cohen
Managing Director
Government Debt Management
Ministry of Finance